

July 30, 2010

John W. Sammon, Jr.
Chief Executive Officer
Par Technology Corporation
Par Technology Park
8383 Seneca Turnpike
New Hartford, New York 13413-4991

> **Re: Par Technology Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 16, 2010**
> **File No. 001-09720**

Dear Mr. Sammon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 32

1.   We note that your discussion of cash flows from operations is essentially a recitation of certain reconciling items identified on the face of the statement of cash flows. This does not appear to contribute substantively to an understanding

of your cash flows as it repeats items that are readily determinable from the financial statements. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. In this regard, we note that there have been significant changes in accounts receivable and customer deposits but there is no discussion regarding the reasons for these changes. As part of your response, tell us how you considered disclosing days sales outstanding ("DSO") at each balance sheet date and the impact it had on your cash flows. See Section IV.B.1 of SEC Release 33-8350.

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed April 23, 2010)

General

2.   Please explain to us what consideration you gave to the requirements of Item 407(c)(2)(vi) of Regulation S-K. You indicate that your nominating and corporate governance committee considers "diversity reflecting a variety of personal and professional experience and background" when recommending director nominees for election. We would expect to see more detailed disclosure with respect to how your nominating and corporate governance committee considers diversity in identifying nominees for director, if your nominating and corporate governance committee has a policy with regard to the consideration of diversity in indentifying director nominees, and a description of how this policy is implemented, as well as how the nominating and corporate governance committee assesses the effectiveness of its policy. See Section II.B.3 of SEC Release 34-61175.

Compensation Policy, page 15

3.   We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that your compensation policies and practices are not reasonably likely to have a material adverse effect on the company.

Elements of Executive Compensation, page 15

4.   Please provide clear disclosure addressing how each compensation component and your decisions regarding these components impact other elements of compensation. See Item 402(b)(1)(vi) of Regulation S-K. In this regard, please clarify whether you review each element of compensation independently or whether you consider each element collectively with the other elements of your

compensation program when establishing the various forms and levels of compensation.

5.   We note that your executive compensation packages combine base salary, cash incentives, equity, deferred compensation and various other benefits. We further note that in 2009 your compensation packages appeared heavily weighted towards cash compensation. However, you do not discuss whether you have a specific policy to guide the allocation of total compensation among those various elements and forms of awards (e.g. cash or equity). If you have a formula of any type, please describe what that formula is. If you have something other than a formula, such as a preference or practice in allocating between cash and non-cash compensation and among different forms of non-cash compensation, please include an appropriate discussion of any such policies, including analysis of how decisions regarding one type of award motivate the Compensation Committee to award or consider other forms of compensation. Refer to Item 402(b)(2)(ii) of Regulation S-K.

6.   Your Compensation Discussion and Analysis section should provide an expanded analysis of how you arrived at and why you paid each particular level of compensation for 2009 for each of the named executive officers identified in the Summary Compensation Table. You indicate generally that the Compensation Committee "considers the self assessments of each executive as to their performance against pre-established goals and objectives, the executive's involvement in the day to day operations of the relevant business unit, as well as results of a third party compensation survey." However, your discussion of the various elements of compensation does not specifically explain how you arrived at the amounts paid for each named executive officer. For example, we note minimal discussion and analysis of how the Compensation Committee determined (i) base salaries, (ii) cash bonus targets, and (iii) equity compensation, and why each such level was appropriate. By way of further example, you disclose that each of Messrs. Lynch and Soladay received stock option awards during 2009 based in whole or in part on consideration of the third party compensation surveys, but do not explain how such data was considered or why the amount of the award was appropriate. Please provide a more focused discussion, on an individualized basis, that provides substantive analysis and insight into how the Compensation Committee made actual payout determinations for the fiscal year for which compensation is being reported. Discuss the specific factors considered by the Compensation Committee in ultimately approving each form of compensation, including the reasons the amounts paid to each named executive officer are believed appropriate. Refer to Item 402(b)(1)(iv) and (v) of Regulation S-K.

Incentive Compensation, page 16

7.   We note that you disclose the target incentive compensation award for each named executive officer as a percentage of base salary. We further note that you disclose the categories of performance objectives used by the company in determining such awards, as well as the impact of each such objective as a percentage of the total award. Please enhance your disclosure to include an analysis of how the target percentage for each executive officer was determined and why the Compensation Committee believed such target was appropriate.

8.   We note that in response to comment 1 to our letter dated July 1, 2009, regarding your Form 10-K for the fiscal year ended December 31, 2008, you undertook to provide information in future filings "that gives definition to the degree of difficulty involved for the [company] to meet the [t]arget [l]evels for bonuses." Yet, such disclosure does not appear to have been provided in this filing. Please advise. In your response to us, please provide your analysis of how difficult or likely it was intended to be for the company to achieve such undisclosed targets in 2009. In disclosing the level of difficulty or ease associated with the achievement of the undisclosed performance metrics, consider providing disclosure that addresses the relationship between historical and future achievement and the extent to which you set the incentive parameters based upon a probability that you would achieve the performance objectives.

9.   You indicate that the target incentive compensation award (assuming 100% achievement) for each of Messrs. Casciano, Constantino and Cortese was 50% of base salary. However, based on disclosure contained in the Grant of Plan-Based Awards table, it appears as though the target for Mr. Constantino was actually closer to 57%. Please advise.

Equity Compensation, page 18

10.   You indicate that the company may grant restricted stock awards and/or stock options to named executive officers other than Messrs. Sammon and Constantino. Please explain to us why those two named executive officers are not eligible to receive equity compensation pursuant to the 2005 Equity Incentive Plan.

Severance Policy, page 20

11.   We note that you have entered into employment agreements with each of Messrs. Soladay and Cortese which expressly provide for certain severance arrangements. Please revise your disclosure to provide all of the information required by Item 402(j) of Regulation S-K. In particular, please identify the specific circumstances that would trigger payment or the provision of benefits by defining "termination

without cause." Please also quantify the estimated payments and benefits for each named executive officer that would be provided in each covered circumstance, and describe and explain how the appropriate payment and benefit levels are determined. Refer to Instruction 1 to Item 402(j) of Regulation S-K. Additionally, pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K, please file the aforementioned employment agreements or provide us with your analysis as to why such agreements are not required to be filed.

Consolidated Financial Statements

Note 3. Inventories, page 64

12.   We note from your disclosure that you record inventory reserves for shrinkage and excess and obsolete inventory. Tell us how you considered the guidance in ASC 330-10-35-14, which indicates that inventory write-downs establish a new cost basis and should not be presented as a reserve.

Note 7. Income Taxes, page 70

13.   Tell us how you considered disclosing the components of "Income (loss) before provision for income taxes" as either domestic or foreign. See Rule 4-08(h)(1)(i) of Regulation S-X.

14.   We note your reference to uncertain tax positions on page 71. Please tell us how you considered the disclosures required by ASC 740-10-50-15.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Courtney Haseley, Staff Attorney, at (202) 551-3548 or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462. Please contact me with any other questions at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief